UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

 September 1, 2008

BHP Billiton Plc -----------------------------------
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION
Name of person dealing (Note 1)	See attached Schedule
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares
Date of dealing	See attached Schedule

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)
	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	See attached Schedule (Part A)	N/A
(2) Derivatives (other than options)	N/A	N/A
(3) Options and agreements to purchase/sell	N/A	N/A
Total	See attached Schedule (Part A)	N/A

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)
Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	See attached Schedule (Part B)	N/A
(2) Derivatives (other than options)	N/A	N/A
(3) Options and agreements to purchase/sell	N/A	N/A
Total	See attached Schedule (Part B)	N/A

(c) Rights to subscribe (Note 3)
Class of relevant security:	Details
See attached Schedule (Part C)

3. DEALINGS (Note 4)

(a) Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
See attached Schedule (Part D)

(b) Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
See attached Schedule (Part E)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)
See attached Schedule (Part F)

(ii) Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
See attached Schedule (Part G)

(d) Other dealings (including new securities) (Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
See attached Schedule (Part H)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO
Date of disclosure	1 September 2008
Contact name	Ines Watson
Telephone number	+44 20 7802 4176
Name of offeree/offeror with which Associated	BHP Billiton Limited
Specify category and nature of Associate status (Note 10)	Category (3) - directors (together with their close relatives and related trusts) of subsidiaries of BHP Billiton Plc and BHP Billiton Ltd and fellow subsidiaries and their associated companies

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SCHEDULE
Form 8.1 Aggregated Dealings Disclosure

Part A - Interests and short positions (following dealing) in the class of relevant security dealt in
Name	Holding of relevant securities (excl. relevant securities under option)		Holding of relevant securities under option		Holding of derivatives other than options		Total
	Long Number %	Short Number %	Long Number %	Short Number %	Long Number %	Short Number %	Long Number %	Short Number %
Zlatko Todorcevski	23,777 Ordinary shares in BHP Billiton Limited (0.000708%)						23,777 Ordinary shares in BHP Billiton Limited (0.000708%)
Keith Grimson	1,109 Ordinary shares in BHP Billiton Limited (0.000033%)						1,109 Ordinary shares in BHP Billiton Limited (0.000033%)
Colin G McKinley	53,858 Ordinary shares in BHP Billiton Limited (0.016037%)						53,858 Ordinary shares in BHP Billiton Limited (0.016037%)
Neil Hansen	11,286 Ordinary shares in BHP Billiton Limited (0.000340%)						11,286 Ordinary shares in BHP Billiton Limited (0.000340%)

Part B - Interests and short positions in relevant securities of the company, other than the class dealt in
Name	Holding of relevant securities (excl. relevant securities under option)		Holding of relevant securities under option		Holding of derivatives other than options		Total
	Long Number %	Short Number %	Long Number %	Short Number %	Long Number %	Short Number %	Long Number %	Short Number %
N/A

Part C - Rights to subscribe
Name	Details
Zlatko Todorcevski

1,000 shares under loan held under the Employee Share Plan 1992

1,000 shares under loan held under the Employee Share Plan 1993

1,000 shares under loan held under the Employee Share Plan 1994

1,000 shares under loan held under the Employee Share Plan 1995

500 shares under loan held under the Employee Share Plan 1997

4,061 Deferred Shares awarded under the Group Incentive Scheme 2007

7,500 Performance Shares awarded under the Long Term Incentive Plan 2004

20,000 Performance Shares awarded under the Long Term Incentive Plan 2005

20,000 Performance Shares awarded under the Long Term Incentive Plan 2006

20,000 Performance Shares awarded under the Long Term Incentive Plan 2007

Keith Grimson

5,000 Performance Shares awarded under the Long Term Incentive Plan 2005

5,000 Performance Shares awarded under the Long Term Incentive Plan 2006

5,000 Performance Shares awarded under the Long Term Incentive Plan 2007

Colin G McKinley

500 shares under loan held under the Employee Share Plan 1997

41,302 priced options (AUD 8.72) held under the Employee Share Plan 2000

6,168 Performance Shares awarded under the Group Incentive Scheme 2003

7,500 Performance Shares awarded under the Long Term Incentive Plan 2004

7,500 Performance Shares awarded under the Long Term Incentive Plan 2005

7,500 Performance Shares awarded under the Long Term Incentive Plan 2006

7,500 Performance Shares awarded under the Long Term Incentive Plan 2007

5,474 Deferred Shares awarded under the Group Incentive Scheme 2004

2,637 Deferred Shares awarded under the Group Incentive Scheme 2007

Neil Hansen

1,000 shares under loan held under the Employee Share Plan 1995

500 shares under loan held under the Employee Share Plan 1997

2,000 priced options (AUD 15.39) held under the Group Incentive Scheme 2004

2,945 priced options (AUD 21.91) held under the Group Incentive Scheme 2005

3,039 priced options (AUD 26.28) held under the Group Incentive Scheme 2006

1,727 priced options (AUD 43.69) held under the Group Incentive Scheme 2007

5,000 Performance Shares awarded under the Long Term Incentive Plan 2004

5,000 Performance Shares awarded under the Long Term Incentive Plan 2005

5,000 Performance Shares awarded under the Long Term Incentive Plan 2006

5,000 Performance Shares awarded under the Long Term Incentive Plan 2007

Part D - Purchases and Sales
Name	Date of dealing	Purchase/Sale	Number of relevant securities	Price per unit

Part E - Derivative Transactions
Name	Date of dealing	Product name (e.g. contract for difference)	long/short	Number of relevant securities	Price per relevant security
N/A

Part F - Writing, selling, purchasing or varying options
Name	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit
N/A

Part G - Exercising Options
Name	Date of exercise	Product name (e.g. option/award)	Number of relevant securities acquired	Exercise price per relevant security
N/A

Part H - Other dealings

Name	Date of exercise	Number of securities to which the dealing relates	Nature of transaction	Details	Price per unit (if applicable)
Zlatko Todorcevski	19.08.08	5,401	Exercise	Deferred Shares awarded under the Group Incentive Scheme 2006	Nil
Keith Grimson	19.08.08	1,109	Exercise	Deferred Shares awarded under the Group Incentive Scheme 2006	Nil
Colin G McKinley	20.08.08	12,465	Exercise	Performance Shares awarded under the Group Incentive Scheme 2002	Nil
Colin G McKinley	20.08.08	29,341	Exercise	Options awarded under the Group Incentive Scheme 2003	AUD 11.11
Colin G McKinley	20.08.08	2,928	Exercise	Deferred Shares awarded under the Group Incentive Scheme 2006	Nil
Neil Hansen	20.08.08	854	Exercise	Deferred Shares awarded under the Group Incentive Scheme 2006	Nil

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 1 September 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary